28 November 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 325,000 Reed Elsevier PLC ordinary shares at a price of 629.7569p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 55,387,664 ordinary shares in treasury, and has 1,201,100,488 ordinary shares in issue (excluding treasury shares). Since 3 September 2012 Reed Elsevier PLC has purchased 21,191,366 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 175,000 Reed Elsevier NV ordinary shares at a price of €10.9090 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 35,269,587 ordinary shares in treasury, and has 690,047,919 ordinary shares in issue (excluding treasury shares). Since 3 September 2012 Reed Elsevier NV has purchased 11,316,796 shares.